Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$79,316	$97,613	$107,495	$88,169	$108,601	$41,605
Fixed charges	28,438	15,755	33,344	39,779	41,657	13,571
Amortization of capitalized interest	459	465	471	462	463	116
Capitalized interest	(1,282)	(764)	(231)	(102)	(426)	(161)

Total earnings	$106,931	$113,069	$141,079	$128,308	$150,295	$55,131

FIXED CHARGES:
Interest expense	$27,009	$14,606	$22,907	$36,597	$37,893	$12,580
Capitalized interest	1,282	764	231	102	426	161
Debt expense amortization	—	253	9,950	2,830	3,056	732
Rent expense representative of interest factor	147	132	256	250	282	98

Total fixed charges	$28,438	$15,755	$33,344	$39,779	$41,657	$13,571

Ratio of earnings to fixed charges	3.8	7.2	4.2	3.2	3.6	4.1

*	Excludes equity investment income and minority interest expense.